Exhibit 99.1

News Release

November 12, 2019

Turquoise Hill announces financial results and review of operations for the third quarter of 2019

Turquoise Hill Resources today announced its financial results for the period ended September 30, 2019. All figures are in U.S. dollars unless otherwise stated.

“Operationally, the third quarter of 2019 was another strong quarter for the Company from both a production and safety perspective. Our Oyu Tolgoi team has continued to maximize the production from the open pit and as a result, we have once again increased our 2019 gold production with the new target moving from 230,000 to 240,000 ounces,” stated Ulf Quellmann, Turquoise Hill’s Chief Executive Officer. “We also continued to build on our excellent safety track record as Oyu Tolgoi achieved another strong All Injury Frequency Rate of 0.18 per 200,000 hours worked during the nine months ended September 30, 2019. As you know, safety is a top priority for us and is at the heart of everything we do. Safely mining this deposit is central to who we are and is critical to our continued success.”

“Turning to the Underground development, construction of Shaft 2 is now complete and has entered into the final stages of commissioning. The service hoist transports 300 people per cage cycle versus a maximum of 60 people per cage cycle through Shaft 1, and enables us to accelerate the underground development and monetize one of the best undeveloped ore bodies on the planet.”

HIGHLIGHTS

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Our Oyu Tolgoi team has continued to maximize the production from the open pit and as a result, we have increased our 2019 gold in concentrates production guidance to 240,000 ounces from 230,000 ounces, while lowering our 2019 C1 copper cash cost range to $1.5 – $1.70 from $1.75 – $1.95 per pound of copper produced.

•	Underground development progressed successfully during Q3’19, achieving 3.6 total equivalent kilometers, our best quarterly result to date.

•

Since the restart of underground development, 28.0 total equivalent kilometers and 22.1 kilometers of lateral development have been completed. In September, a record 1,385m of lateral development meters were mined.

•

The construction of Shaft 2 was completed in October and has entered the final stages of commissioning. The shaft uses the world’s largest production hoist motor and can carry 300 people in the service hoist and lift 60 tonne skips in the production hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily. This is a critical piece of infrastructure that also provides additional ventilation capacity and will enable the acceleration of underground development.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Shafts 3 and 4 pre sink work is complete with both shafts at 80 m below the shaft collar as of September 30, 2019. The sinking headframes and sinking stages for the Shafts are being assembled to enable the hard rock sinking to commence over the coming months.

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A decision has been made to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is one of a number of integral decision points in narrowing options to complete the final P0 mine design, however it is too early to accurately determine the potential impact on the overall cost or schedule. Decisions on other key underground infrastructure such as the location of the ore passes and options for panel sequencing, and productivity will need to be completed before an update on the development capital or schedule can be provided.

•	Revenue of $209.2 million in Q3’19 decreased 15.1% from $246.5 million in Q3’18, reflecting the transition from mining Phase 4A to lower grade Phase 4B and stockpiles.

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Income for the period was $45.1 million compared with income of $15.2 million in Q3’18 with the increase primarily due to additional deferred tax assets recognized in Q3’19 compared to Q3’18, partly offset by lower gross margin driven by the reduced revenue. Income attributable to owners of Turquoise Hill in Q3’19 was $71.7 million or $0.04 per share, compared with income of $53.2 million or $0.03 per share in Q3’18.

•	Cost of sales was $2.44 per pound of copper sold, C1 cash costs were $2.14 per pound of copper produced, and all-in sustaining costs were $2.84 per pound of copper produced.

•

Operating cash costs[1] of $175.1 million in Q3’19, decreased 10.8% from $196.4 million in Q3’18. This was principally due to a decrease in mining and milling costs benefitting from cheaper fuel, lower freight costs and royalty costs driven by lower sales volumes and revenues.

•

At the end of September 2019, Turquoise Hill has approximately $2.7 billion of available liquidity, split between remaining project finance proceeds of $1.1 billion and $1.6 billion cash and cash equivalents. We currently expect to have enough liquidity to fund our operations and underground development into Q1 2021.

•	During Q3’19 underground development spend was $296.8 million, resulting in total project spend since January 1, 2016 of approximately $3.2 billion.

OPERATIONAL OUTLOOK FOR 2019

2019 operational guidance for gold in concentrates has increased to 240,000 ounces from 230,000 ounces, while copper in concentrates remains in the 125,000 to 155,000 tonnes range. Open-pit operations are expected to continue to mine the lower grade Phase 4B ore and stockpiles through the remainder of 2019 with mill throughput expected to be approximately 40 million tonnes. Average copper mill head grades are also expected to be lower over the remainder of the year, however, the company remains on track to achieve the full year copper and increased gold production guidance.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Operating cash cost expectations for 2019 have decreased to approximately $800 million from an $800 million to $850 million range.

For 2019 underground development, we continue to expect capital expenditures of $1.1 billion to $1.2 billion. Capital expenditures for 2019 on a cash-basis for open-pit operations have decreased to a range of $140 million to $160 million from a range of $150 million to $180 million due to a lower capitalization of deferred stripping costs and the deferral of certain project costs and equipment purchases. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

C1 cash costs are now expected to be between $1.50 to $1.70 per pound of copper produced due to the impact of the increase in the gold production guidance provided above, combined with the revised reduction in operating cash cost guidance. The previous 2019 C1 cash cost guidance of $1.75 to $1.95 per pound of copper produced had assumed the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce. Looking at Q3’19 in isolation, C1 cash costs of $2.14 per pound of copper produced were above the full year expected range due to the impact of lower gold sales revenue driven by the 25,600 ounces of gold in concentrates produced in the third quarter of 2019 (against an expected full year production of up to 240,000 ounces).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi mine is located approximately 550 kilometers south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometers north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits distributed over a 12 km interval of a 25 km corridor of mineralization. Oyu Tolgoi has the potential to operate for over 100 years from five known mineralized deposits. The first of those (the Oyut deposit) was put into production as an open-pit operation in 2013. A second deposit, Hugo North (Lift One), is under development as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and ore characteristics.

At the end of Q3’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 14,500 of which 92% were Mongolians.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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SELECTED FINANCIAL METRICS

Oyu Tolgoi Key Financial Metrics(1)

	Three months ended			Nine months ended
($ in millions, unless otherwise noted)	3Q 2019	3Q 2018	Change	9 months 2019	9 months 2018	Change

Revenue	209.2	246.5	-15.1%	944.6	833.9	13.3%

Income (loss) for the period	45.1	15.2	—	(586.4)	299.3	—

Income (loss) attributable to owners of Turquoise Hill	71.7	53.2	—	(263.5)	310.2	—

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.04	0.03	—	(0.13)	0.15	—

Revenue by metals in concentrates

Copper	153.4	180.4	-15.0%	609.7	656.1	-7.1%

Gold	52.4	63.3	-17.2%	324.8	167.6	93.7%

Silver	3.4	2.9	17.2%	10.1	10.1	0.0%

Cost of sales	174.2	181.0	-3.8%	568.0	589.5	-3.6%

Production and delivery costs	137.8	135.9	1.4%	433.9	424.6	2.2%

Depreciation and depletion	34.9	45.2	-22.8%	134.1	164.9	-18.7%

Capital expenditure on cash basis	329.2	328.8	0.1%	989.4	932.6	6.1%

Underground	296.8	304.8	-2.6%	885.2	866.5	2.2%

Open pit(2)	32.4	24.0	35.0%	104.2	66.0	57.9%

Royalties	11.1	15.5	-28.4%	51.5	50.7	1.6%

Operating cash costs(3)	175.1	196.4	-10.8%	579.9	574.8	0.9%

Unit costs ($)

Cost of sales (per pound of copper sold)	2.44	2.28	7.0%	2.19	2.30	-4.3%

C1 (per pound of copper produced)(3)	2.14	1.65	29.7%	1.12	1.71	-34.5%

All-in sustaining (per pound of copper produced)(3)	2.84	2.29	24.0%	1.82	2.26	-19.5%

Mining costs (per tonne of material mined)(3)	1.87	2.18	-14.2%	2.00	2.07	-3.4%

Milling costs (per tonne of ore treated)(3)	6.92	7.38	-6.2%	7.03	7.19	-2.2%

G&A costs (per tonne of ore treated)	2.97	3.43	-13.4%	3.23	2.52	28.2%

Cash generated from operating activities	6.1	76.2	-92.0%	141.9	143.9	-1.4%

Cash generated from (used in) operating activities before interest and tax	(13.1)	52.5	-125.0%	299.4	216.9	38.0%

Interest paid	2.5	0.1	2400%	220.8	130.9	68.7%

Total assets	12,787	13,223	-3.3%	12,787	13,223	-3.3%

Total non-current financial liabilities	4,411	4,344	1.6%	4,411	4,344	1.6%

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to NON-GAAP MEASURES – on page 19 of this MD&A for further information.

Q3’19 vs Q3’18

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Revenue of $209.2 million decreased 15.1% from $246.5 million primarily due to both the expected 66.8% decrease in gold production and the 28.0% decrease in copper production. The decreased production and a 5% decrease in copper price was partly offset by a 22% increase in the average gold price in the period.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Income for the period was $45.1 million compared with income of $15.2 million in Q3’18. This was primarily due to $53 million of additional deferred tax assets recognized in Q3’19 compared to Q3’18, partly offset by a $30.5 million lower gross margin driven by the reduced revenue.

•	Cost of sales of $174.2 million decreased 3.8% from $181.0 million reflecting lower volumes of concentrates sold, partly offset by the impact of increased unit cost of sales per pound of copper sold.

•	Unit cost of sales of $2.44 per pound of copper sold increased 7.0% from $2.28 reflecting lower average mill head grades and recoveries impacted by transitioning to the lower grade Phase 4B ore.

•	Capital expenditure on a cash basis of $329.2 million compared to $328.8 million in Q3’18, comprised of $296.8 million attributed to the underground project and $32.4 million to open-pit activities.

•

Total operating cash costs[2] of $175.1 million decreased 10.8% from $196.4 million principally due to decrease mining and milling costs benefitting from cheaper fuel, lower freight costs and royalty costs driven by lower sales volumes and revenue, partially offset by increased power study costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

•	Oyu Tolgoi’s C1 cash costs[3] of $2.14 per pound of copper produced increased 29.7% from $1.65 mainly reflecting the impact of lower copper production.

•	All-in sustaining costs[4] of $2.84 increased 24.0% from $2.29. Similar to the C1 cash costs, the increase was primarily due to a reduction in copper production in Q3’19 versus Q3’18.

•

Mining costs[5] of $1.87 per tonne of material mined decreased 14.2% from $2.18 per tonne of material mined. The decrease was due to higher material mined driven by increased truck payload together with lower fuel prices, partially offset by higher tire costs associated with increased cycle time as the open pit deepens.

•	Milling costs[6] of $6.92 of ore treated decreased 6.2% from $7.38 of ore treated mainly due to lower maintenance service costs and cost savings in major plant shutdowns.

•

G&A costs per tonne of ore treated of $2.97 per tonne of ore treated decreased 13.4% from $3.43 per tonne of ore treated due to lower administrative expenses partly offset by increased power study costs.

•	Cash generated from operating activities of $6.1 million decreased 92% from $76.2 million primarily reflecting the impact of lower sales revenue and movements in working capital.

At the end of September 2019, Turquoise Hill has approximately $2.7 billion of available liquidity, split between remaining project finance proceeds of $1.1 billion and $1.6 billion cash and cash equivalents. Turquoise Hill’s cash and cash equivalents were unchanged from December 31, 2018 and down 6.7% from $1.7 billion at September 30, 2018.

[2]	Please refer to the section NON-GAAP MEASURES – on page 19 of this MD&A for further information.
[3]	Please refer to the section NON-GAAP MEASURES – on page 19 of this MD&A for further information.
[4]	Please refer to the section NON-GAAP MEASURES – on page 19 of this MD&A for further information.
[5]	Please refer to the section NON-GAAP MEASURES – on page 19 of this MD&A for further information.
[6]	Please refer to the section NON-GAAP MEASURES – on page 19 of this MD&A for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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OYU TOLGOI

Safety performance

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.18 per 200,000 hours worked for the nine months ended September 30, 2019. In addition, there are other safety metrics that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

Q3’19 open-pit operations performance

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	Three months ended			Nine months ended
	3Q 2019	3Q 2018	Change	9 months 2019	9 months 2018	Change

Open pit material mined (‘000 tonnes)	24,844	22,523	10.3%	73,195	68,446	6.9%

Ore treated (‘000 tonnes)	10,040	9,652	4%	29,689	29,377	1.1%

Average mill head grades:

Copper (%)	0.37	0.51	-27.4%	0.46	0.50	-8%

Gold (g/t)	0.14	0.38	-63.2%	0.34	0.29	17.2%

Silver (g/t)	1.03	1.19	-13.5%	1.16	1.22	-4.9%

Concentrates produced (‘000 tonnes)	131.3	179.8	-27%	522.1	535.9	-2.6%

Average concentrate grade (% Cu)	21.7	21.9	-0.9%	21.7	21.9	-0.9%

Production of metals in concentrates:

Copper (‘000 tonnes)	28.4	39.4	-28%	113.4	117.6	-3.6%

Gold (‘000 ounces)	25.6	77	-66.8%	217.5	169	28.7%

Silver (‘000 ounces)	191	230	-17%	676.8	676	0.1%

Concentrates sold (‘000 tonnes)	157	171.9	-8.7%	567.2	555.0	2.2%

Sales of metals in concentrates:

Copper (‘000 tonnes)	32.4	36.0	-10%	117.6	116.4	1%

Gold (‘000 ounces)	35.4	55	-35.6%	248.9	137	81.7%

Silver (‘000 ounces)	207	201	-3%	652.2	657	-0.7%

Metal recovery (%)

Copper	75.1	80.9	-7.2%	80.3	80.1	0.2%

Gold	54.7	64.7	-15.5%	66.2	61.2	8.2%

Silver	56	62.8	-10.8%	59.6	58.4	2.1%

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Copper production in Q3’19 decreased 27.8% over Q3’18 due to decreased head grade. Gold production in Q3’19 decreased 66.8% over Q3’18 due to decreased head grade. Mill throughput in Q3’19 increased 4% year over year and decreased 3.4% sequentially.

Underground development

As previously announced on July 15th, improved information with respect to rock mass and geotechnical data modeling has confirmed that there are stability risks associated with components of the Feasibility Study 2016 mine design. Preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared with the Q1’21 estimate in the original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed.

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0.

A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows us to develop both north and south within the ore body and accelerate the time to first sustainable production. Although the ground conditions do not enable us to incorporate the mid-access drive on all three levels of the underground, the inclusion on the apex level will have a positive impact on the schedule.

This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be finalized.

Decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations continue and are expected to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020. In the interim, underground development continues and we look forward to providing the market with any updates to the schedule and development capital spend as and when available.

Construction of Shaft 2 was completed and the service hoist was successfully commissioned in October. This is a 10 metre diameter shaft sunk to approximately 1.3 kilometers below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

Commissioning of the production hoist continues with over 2,700 tonnes of rock successfully hoisted to surface. We continue to work with the regulatory agencies to complete the permitting of the production hoist.

The Load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. This will enable ore to be conveyed to the concentrator as soon as the production hoist system is commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Other key infrastructure components completed during Q3’19 include the central heating plant, the shaft 2 jaw crusher system and the Shaft 2 surface discharge conveyor.

Shaft 3 pre-assembly of headframe modules commenced during the third quarter while Shaft 4 vertical assembly of the sinking stage was completed, along with the commencement of stage fit-out. Primary Crusher 1 civil works are ongoing with the team successfully constructing the 8 meters of wall at the underside of the surge bin.

Lateral underground development in Q3’19 has accelerated. Extensive focus on productivity gains on the most critical development areas over the past five months has reaped substantial improvements. Underground development progressed 3.6 total equivalent kilometers and 3.2 lateral kilometers during the quarter. Since the restart of underground development, 28.0 total equivalent kilometers and 22.1 kilometers of lateral development have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent kilometers	Lateral Development (kilometers)	Mass Excavation (’000 meters1)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4

Total	28.0	22.1	146.3

Notes:

1. Totals may not match due to rounding.

Oyu Tolgoi spent $296.8 million on underground development during Q3’19. Total underground project spend from January 1, 2016 to September 30, 2019 was approximately $3.2 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments7 of $0.8 billion as of September 30, 2019. Since the restart of project development, Oyu Tolgoi has committed over $2.83 billion to Mongolian vendors and contractors.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with ARSHA, Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As of September 30, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $5.7 billion, including accrued interest of $1.1 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

[7]	Please refer to the section NON-GAAP MEASURES on page 19 of this MD&A for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2019, the cumulative amount of such funding was $1.2 billion, representing 34% of invested common share equity, with unrecognized interest on the funding amounting to $0.6 billion.

At the end of September 2019, Turquoise Hill has approximately $2.7 billion of available liquidity, split between remaining project finance proceeds of $1.1 billion, which are drawn and currently deposited with Rio Tinto, and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations, which will also be available to help fund the underground development.

Turquoise Hill currently expects to have enough liquidity to fund its operations and underground development including progression of a Tavan Tolgoi-based power plant, into Q1 2021. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development and construction of a Tavan Tolgoi-based power plant beyond this timeframe. As has been previously noted, Turquoise Hill and Oyu Tolgoi LLC have the option to raise additional external financing subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. Important variables impacting the ultimate amount of additional financing required include: the amount of incremental underground development and power plant capital needed, timing of sustainable first production and its resulting cash flows, on-going debt service costs and timing of principal repayments drawn on the project finance facility and the amount of cash flow that can be generated from open-pit operations. The Company will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses; however, preliminarily estimates indicate significant incremental financing will be required above the $2.7 billion in liquidity currently available.

As the work to complete the Definitive Estimate progresses, Turquoise Hill continues to evaluate the impact of the estimated increases to underground capital expenditure as well as delays to sustainable first production, and the other important variable discussed above, on its cash flows, liquidity and financing projections and will update the market in due course. Further, while progression of the Definitive Estimate will continue to clarify the Company’s funding requirements, Turquoise Hill has put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its $2.7 billion of available liquidity.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement) to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometers from the Oyu Tolgoi mine.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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The PSFA specifies target dates for milestones to be achieved through mutual cooperation between Oyu Tolgoi LLC and the Government of Mongolia, several of which have now passed. Oyu Tolgoi LLC is currently seeking to agree to adjustments to the milestone timetable in the PSFA with the Government of Mongolia and continues to progress the project by finalizing the feasibility study (including cost estimates), negotiating with contractors and other third parties, and advancing commercial documentation. Oyu Tolgoi LLC has shared certain preliminary cost estimates for the project with Turquoise Hill and the Government of Mongolia, and Turquoise Hill, with the assistance of advisors, has commenced its own internal processes to independently review and validate the cost estimates.

Oyu Tolgoi LLC is at an advanced stage with a competitive tender process to award a “turnkey” engineering, procurement and construction (EPC) contract for construction of the project. The timing of any award and commencement of construction will depend upon the outcome of the on-going PSFA milestone timetable and related discussions with the Government of Mongolia.

It is necessary for Oyu Tolgoi LLC to complete a feasibility study for the power station and conclude negotiation of commercial documents, and for Turquoise Hill to complete its review, to finalize estimates of the expected cost of the power project and the amount of Oyu Tolgoi LLC’s related funding requirement. There is a provision under Oyu Tolgoi LLC’s existing project finance documentation that permits, subject to certain conditions, an increase of Oyu Tolgoi LLC’s senior debt cap to permit additional borrowings in connection with an expansion facility, such as the proposed Tavan Tolgoi-based power plant project.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court had suspended the processing of the case for an indefinite period based on procedural uncertainty in relation to the tax assessment disputes. The Administrative Court has now reopened the case on the tax dispute and has resumed court proceedings.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. Should Oyu Tolgoi not be able to reach an agreement with the Government of Mongolia before the court renders a decision, the next step would be to formally commence the dispute resolution proceedings under the international arbitration process.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the Investment Agreement, “ARSHA”, the Underground Plan and Mongolian law.

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Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group had been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament). On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report.

As an outcome of the hearing, a new working group of nine Members of Parliament was established to take the Working Group Report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi. The newly established working group is in the process of drafting the resolution with the draft resolution expected to be reviewed by the Economic Standing Committee.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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CORPORATE ACTIVITIES

US Trading Price Non-Compliance

On August 28, 2019 we received receipt of an automatic notice of non-compliance from the Nasdaq Stock Market LLC (“Nasdaq”). The non-compliance results from a decline below $1.00 in the average trading price of our shares over a consecutive 30-day trading period. The Nasdaq notice follows a similar, previously disclosed notice from the New York Stock Exchange. Our shares also trade on the Toronto Stock Exchange which does not have such a trading price policy.

Under both Nasdaq and NYSE rules, the Company has six months from receipt of the notice to cure the share price non-compliance (or, under the NYSE’s rules, until the Company’s next annual meeting of shareholders if shareholder approval is required to effect such cure) and the Company can regain compliance at any time during the cure period if (i) under the NYSE’s rules, on the last trading day of any calendar month during the cure period the Company’s common shares have a closing price of at least US$1.00 and an average closing price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period and (ii) under the Nasdaq’s rules, the Company’s common shares have a closing price of at least US$1.00 over a 10 trading-day period.

The Company has notified the Nasdaq and the NYSE that it intends to pursue measures to cure the share price non-compliance, and currently expects that it will seek shareholder approval at the Company’s next annual meeting to complete a consolidation of the Company’s common shares (also known as a reverse stock split). The Company is in compliance with all other Nasdaq and NYSE continued listing standard rules. The Company’s common shares will continue to be listed and traded on the NYSE during the cure period, subject to compliance with other continued listing standards. Under the Nasdaq’s rules, on or about February 24, 2020, we expect that the Company’s common shares will be transferred from The Nasdaq Global Select Market to The Nasdaq Capital Market until the share price non-compliance is remedied.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

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($ in millions, except per share information)	Quarter Ended
	Sep-30 2019	Jun-30 2019	Mar-31 2019	Dec-31 2018
Revenue	$209.2	$382.7	$352.7	$346.2
Income (loss) for the period	$45.1	$(736.7)	$105.2	$95.0
Income (loss) attributable to owners of Turquoise Hill	$71.7	$(446.5)	$111.2	$101.0
Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.04	$(0.22)	$0.06	$0.05

	Quarter Ended
	Sep-30 2018	Jun-30 2018	Mar-31 2018	Dec-31 2017
Revenue	$246.5	$341.7	$245.6	$251.7
Income for the period	$15.2	$204.4	$79.7	$33.9
Income attributable to owners of Turquoise Hill	$53.2	$171.3	$85.7	$51.1
Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.09	$0.04	$0.03

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

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All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cost of sales	174,188	181,027	567,978	589,518
Cost of sales: $/lb of copper sold	2.44	2.28	2.19	2.30
Depreciation and depletion	(34,944)	(45,175)	(134,119)	(164,871)
Provision against carrying value of copper-gold concern	(1,493)	—	40	—
Change in inventory	(14,868)	(2,106)	(42,711)	(16,927)
Other operating expenses	40,835	62,590	169,078	148,954
Less:
- Inventory (write-down) reversal	6,197	(7,701)	1,765	(2,400)
- Depreciation	(2,373)	(231)	(6,004)	(1,489)
Management services payment to Turquoise Hill	7,569	8,034	23,864	22,020

Operating cash costs	175,112	196,438	579,891	574,805
Operating cash costs: $/lb of copper produced	2.80	2.26	2.32	2.22
Adjustments to operating cash costs(1)	14,442	13,092	35,609	46,166
Less: Gold and silver revenues	(55,783)	(66,042)	(334,906)	(177,709)

C1 costs ($’000)	133,771	143,488	280,594	443,262

C1 costs: $/lb of copper produced	2.14	1.65	1.12	1.71

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	3,640	5,818	13,943	18,083
Asset retirement expense	2,100	1,654	6,163	5,056
Royalty expenses	11,134	15,504	51,595	50,678
Ore stockpile and stores write-down (reversal)	(6,197)	7,701	(1,765)	2,400
Other expenses	804	789	1,063	962
Sustaining cash capital including deferred stripping	32,518	24,083	104,373	66,242

All-in sustaining costs ($’000)	177,770	199,037	455,966	586,683

All-in sustaining costs: $/lb of copper produced	2.84	2.29	1.82	2.26

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three months ended September 30, 2019 are calculated by reference to total mining costs of $46.5 million (Q3’18: $49.0 million) and total material mined of 24.9 million tonnes (Q3’18: 22.5 million tonnes).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Milling costs per tonne of ore treated for the three months ended September 30, 2019 are calculated by reference to total milling costs of $69.7 million (Q3’18: $71.6 million) and total ore treated of 10.1 million tonnes (Q3’18: 9.7 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2019	December 31, 2018

Inventories (current)	$182,171	$242,970
Trade and other receivables	20,466	30,264
Trade and other payables:
- trade payables and accrued liabilities	(367,703)	(395,883)
- payable to related parties	(66,886)	(51,490)

Consolidated working capital	$(231,952)	$(174,139)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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A reconciliation of contractual obligations at September 30, 2019 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$846,536	$430,721	$24,013	$275,582
Cancellable obligations (net of exit costs)	(674,957)	(171,802)	—	—
Accrued capital expenditure	(130,453)	—	—	—
Discounting and other adjustments	—	—	(122)	(141,152)

Financial statement amount	$41,126	$258,919	$23,891	$134,430

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley, Chief Operating Officer of Turquoise Hill. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018

Revenue	4	$209,189	$246,536	$944,617	$833,871
Cost of sales	5	(174,188)	(181,027)	(567,978)	(589,518)

Gross margin		35,001	65,509	376,639	244,353

Operating expenses	6	(40,835)	(62,590)	(169,078)	(148,954)
Corporate administration expenses		(3,640)	(5,818)	(13,943)	(18,083)
Other income (expenses)		(1,751)	4,428	771	4,762
Impairment charges	11	—	—	(596,906)	—

Income (loss) before finance items and taxes		(11,225)	1,529	(402,517)	82,078

Finance items
Finance income	7	25,693	38,644	87,584	118,934
Finance costs	7	(3,987)	(9,509)	(7,714)	(50,311)

		21,706	29,135	79,870	68,623

Income (loss) from operations before taxes		$10,481	$30,664	$(322,647)	$150,701

Income and other taxes	14	34,591	(15,510)	(263,763)	148,603

Income (loss) for the period		$45,072	$15,154	$(586,410)	$299,304

Attributable to owners of Turquoise Hill Resources Ltd.		71,730	53,169	(263,548)	310,156
Attributable to owner of non-controlling interest		(26,658)	(38,015)	(322,862)	(10,852)

Income (loss) for the period		$45,072	$15,154	$(586,410)	$299,304

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.		$0.04	$0.03	$(0.13)	$0.15

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Income (loss) for the period	$45,072	$15,154	$(586,410)	$299,304

Other comprehensive loss:
Items that will not be reclassified to income: Changes in the fair value of marketable securities at FVOCI	(2,353)	(1,111)	(2,962)	(3,409)

Other comprehensive loss for the period (a)	$(2,353)	$(1,111)	$(2,962)	$(3,409)

Total comprehensive income (loss) for the period	$42,719	$14,043	$(589,372)	$295,895

Attributable to owners of Turquoise Hill	69,377	52,058	(266,510)	306,747
Attributable to owner of non-controlling interest	(26,658)	(38,015)	(322,862)	(10,852)

Total comprehensive income (loss) for the period	$42,719	$14,043	$(589,372)	$295,895

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
Cash generated from (used in) operating activities before interest and tax	17	$(13,050)	$52,548	$299,356	$216,875

Interest received		22,347	24,196	68,457	64,164
Interest paid		(2,518)	(77)	(220,843)	(130,884)
Income and other taxes paid		(715)	(509)	(5,068)	(6,211)

Net cash generated from operating activities		$6,064	$76,158	$141,902	$143,944

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	260,000	310,000	790,000	860,000
Expenditures on property, plant and equipment		(329,166)	(328,845)	(989,449)	(932,609)
Other investing cash flows		—	—	—	616

Cash used in investing activities		$(69,166)	$(18,845)	$(199,449)	$(71,993)

Cash flows from financing activities
Net proceeds from project finance facility		—	—	1,511	4,158
Payment of project finance fees		—	—	(107)	(192)
Proceeds from bank overdraft facility		25,000	—	25,000	—
Payment of lease liability		(1,925)	—	(5,738)	—

Cash generated from financing activities		$23,075	$—	$20,666	$3,966

Effects of exchange rates on cash and cash equivalents		80	35	88	(78)

Net increase (decrease) in cash and cash equivalents		$(39,947)	$57,348	$(36,793)	$75,839

Cash and cash equivalents - beginning of period		$1,606,221	$1,463,274	$1,603,067	$1,444,783
Cash and cash equivalents - end of period		1,566,274	1,520,622	1,566,274	1,520,622

Cash and cash equivalents as presented on the balance sheets		$1,566,274	$1,520,622	$1,566,274	$1,520,622

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	8	$1,566,274	$1,603,067
Inventories	9	182,171	242,970
Trade and other receivables		20,466	30,264
Prepaid expenses and other assets		42,913	30,213
Receivable from related party	10	1,096,284	1,620,073

		2,908,108	3,526,587
Non-current assets
Property, plant and equipment	11	9,437,373	8,838,305
Inventories	9	16,116	18,655
Deferred income tax assets	14	415,963	649,421
Receivable from related party and other financial assets	10	9,478	279,019

		9,878,930	9,785,400

Total assets		$12,787,038	$13,311,987

Current liabilities
Borrowings and other financial liabilities	13	$31,120	$—
Trade and other payables	12	506,159	459,244
Deferred revenue		18,142	75,162

		555,421	534,406
Non-current liabilities
Borrowings and other financial liabilities	13	4,205,993	4,187,297
Deferred income tax liabilities	14	71,039	47,934
Decommissioning obligations	15	134,430	131,565

		4,411,462	4,366,796

Total liabilities		$4,966,883	$4,901,202

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,707	1,558,264
Accumulated other comprehensive income (loss)		(2,118)	844
Deficit		(3,934,980)	(3,670,310)

Equity attributable to owners of Turquoise Hill		9,053,731	9,320,920
Attributable to non-controlling interest	16	(1,233,576)	(910,135)

Total equity		$7,820,155	$8,410,785

Total liabilities and equity		$12,787,038	$13,311,987

Commitments and contingencies (Note 19)

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity
Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785
Impact of change in accounting policy (Note 2)	—	—	—	(1,122)	(1,122)	(579)	(1,701)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,714)	$8,409,084
Loss for the period	—	—	—	(263,548)	(263,548)	(322,862)	(586,410)
Other comprehensive loss for the period	—	—	(2,962)	—	(2,962)	—	(2,962)
Employee share plans	—	443	—	—	443	—	443

Closing balance	$11,432,122	$1,558,707	$(2,118)	$(3,934,980)	$9,053,731	$(1,233,576)	$7,820,155

Nine Months Ended September 30, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity
Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224
Income for the period	—	—	—	310,156	310,156	(10,852)	299,304
Other comprehensive loss for the period	—	—	(3,409)	—	(3,409)	—	(3,409)
Employee share plans	—	27	—	—	27	—	27

Closing balance	$11,432,122	$1,558,129	$310	$(3,771,352)	$9,219,209	$(904,063)	$8,315,146

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill and concentrator throughput anticipated business activities, planned expenditures, corporate strategies including the potential reverse stock split, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop the Oyu Tolgoi mine; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); the anticipated location of certain infrastructure and sequence of mining in Panel 0, projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the section – CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for the Oyu Tolgoi mine which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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